INSERT TO ITEM 77D SMA Relationship Trust

Series T:  At the June 2006 Board meeting, the Board of Trustees approved changing the Fund’s investment policy to permit the Fund to invest up to 20% of its net assets in any combination of high yield securities, emerging market fixed income securities, and fixed income securities of foreign issuers, including foreign governments.

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S:\Legal\Brinson Advisors\FUNDS\N-SAR's\Brinson Funds\INSERT TO ITEM 77D (SMA) 06-30-06.doc